U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

 _______________________________________________________________________________
 1.   Name and Address of Reporting Person*

    Soghikian                   Shahan
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   (Last)                           (First)             (Middle)
    c/o J.P. Morgan Partners, LLC
    1221 Avenue of the Americas-40th Floor
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                                    (Street)

    New York                      New York              10020
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   (City)                           (State)              (Zip)


 _______________________________________________________________________________
 2.   Issuer Name and Ticker or Trading Symbol


  Digital Island, Inc. ("ISLD")
 _______________________________________________________________________________
 3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



 _______________________________________________________________________________
 4.   Statement for Month/Year

 January 2001
 _______________________________________________________________________________
 5.   If Amendment, Date of Original (Month/Year)


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 6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
 _______________________________________________________________________________
 7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
 _______________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           N/A            N/A               N/A      N/A     N/A     2,619,462       I        (FN 1)
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
*
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
 1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
 Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
 Explanation of Responses:


(1) The amounts shown represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (SBIC), LLC ("JPM SBIC"), formerly known as Chase Venture Capital Associates, LLC, and Chemical Investments, Inc. ("CII"), a portion of which may be deemed attributable to the reporting person because the reporting person is a limited partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of the managing member of JPM SBIC. As a result of internal reorganizations and name changes effective as of the first week of January 2001, JPM SBIC became a subsidiary of a limited partnership managed by MF Manager, formerly known as Chase Capital Partners, and the reporting  person  became a limited  partner  of MF  Manager  upon the  latter's conversion to a limited partnership form of organization. The internal reorganizations and name changes did not alter the proportionate interests of the ultimate security holders of the renamed entities. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within the sole shareholder of JPM SBIC, MF Manager and CII. Mr. Soghikian disclaims any pecuniary interest in the shares owned by CII and JPM SBIC.



    /s/ Shahan Soghikian                                       2/8/01
 ---------------------------------------------            ----------------------
      Shahan Soghikian                                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.